UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-39633

Abcam plc

(Translation of registrant’s name into English)

Discovery Drive

Cambridge Biomedical Campus

Cambridge, CB2 0AX

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 10, 2021, Abcam plc (the “Company”) issued a regulatory news service announcement (the “Announcement”), as required by the laws and regulations of the United Kingdom, announcing that the Company submitted an application for the admission to trading on AIM of 1,784,189 ordinary shares of 0.2 pence each in the Company (the “New Ordinary Shares”). These New Ordinary Shares have been issued to satisfy share options vesting under AbShare, the Company’s all employee share scheme launched in 2018 and rank pari passu with the existing shares of the Company. Admission to trading on AIM of the New Ordinary Shares is anticipated to occur on 12 November. The Announcement also covered the exercise of options for the receipt of ordinary shares by the Company’s Chief Executive Officer and by its General Counsel. The Announcement is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Regulatory News Service Announcement dated November 10, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABCAM PLC

Date: November 12, 2021	By:	/s/ Alan Hirzel
		Name:	Alan Hirzel
		Title:	Chief Executive Officer